                                                                     Exhibit 2.2


                              DATED JUNE 29, 2001



                         TELE.RING TELEKOM SERVICE GmbH


                                  AS BORROWER


                                      AND


                       EKOM TELECOMMUNICATIONS HOLDING AG


                                   AS LENDER


                           --------------------------
                              TERM LOAN AGREEMENT
                           --------------------------


                          ATTENTION: NO ORIGINAL SIGNED
                      COUNTERPART OF THIS AGREEMENT MAY BE
                      BROUGHT INTO AUSTRIA (SEE CLAUSE 17)

CONTENTS

CLAUSES                                                                          PAGE

1.   Interpretation and General.................................................   3

2.   The Facility...............................................................   6

3.   The Conditions.............................................................   7

4.   Drawing Under the Facility.................................................   9

5.   Interest and Interest Periods..............................................   9

6.   Repayment, Prepayment and Cancellation.....................................  10

7.   Subordination..............................................................  11

8.   Representations and Warranties.............................................  11

9.   Financial and Information Covenants........................................  12

10.   Negative Covenants........................................................  13

11.   Potential Events of Default...............................................  14

12.   Payments and Calculations.................................................  15

13.   Indemnities...............................................................  16

14.   Taxes.....................................................................  17

15.   Assignment................................................................  17

16.   Notices and Other Matters.................................................  18

17.   Costs and Expenses........................................................  19

18.   Confidentiality...........................................................  20

19.   Miscellaneous.............................................................  21

20.   Dispute Resolution........................................................  21

SCHEDULE 1......................................................................  23

SCHEDULE 2......................................................................  24

SCHEDULE 3......................................................................  25


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


THIS AGREEMENT is made on June 29, 2001

BETWEEN:

(1) TELE.RING TELEKOM SERVICE GmbH, a limited liability company established and validly existing under the laws of Austria whose registered number at the Vienna Commercial Court is FN 171112k (the "BORROWER"); and

(2) EKOM TELECOMMUNICATIONS HOLDING AG, a joint stock corporation established and validly existing under the laws of Austria whose registered number at the Upper Regional Court of Linz is FN 158908p (the "LENDER").

IT IS AGREED as follows:

1. INTERPRETATION AND GENERAL

1.1 DEFINITIONS

In this Agreement, unless the context otherwise requires:

"ADVANCE" means an advance, made or to be made hereunder (as from time to time consolidated or reduced by repayment in accordance with the terms hereof);

"AGREEMENT" means this Term Loan Agreement;

"ANNUAL QUARTER" means the period commencing on October 1, 2001, and ending on the date falling three months thereafter and each succeeding period of three months thereafter;

"BANKING DAY" means a day (other than Saturday or Sunday) on which banks are generally open for business in Vienna;

"BUSINESS PLAN" means the business plan set forth in Schedule 3 hereto;

"COMMITMENT" means, at any time, E330,000,000 (Euro three hundred thirty million);

"COMMITMENT PERIOD" means the period commencing on the date of this Agreement and ending on the earlier of:

(a)  April 1, 2003; and

(b)  the date on which the Loan has been drawn down in full;

"COMMITMENT TERMINATION DATE" means the last day of the Commitment Period;

"Contractual Currency" means Euro;

"DRAWDOWN DATE" means the date, being a Banking Day, on which an Advance is, or is to be, drawn down;


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

"DRAWDOWN REQUEST" means a request substantially in the form of Schedule 1 hereto;

"EVENT OF DEFAULT" means (a) any of the events and circumstances described in Clause 11.1.4 or (b) that the Lender has given the Borrower notice that any of the events and circumstances described in Clauses 11.1.1 through 11.1.3 has occurred and such default remains uncured after a period of 30 days has elapsed since such notice has been given;

"FACILITY" means the facility granted by Clause 2.;

"FIRST DRAWDOWN DATE" shall mean the Closing Date, as that term is defined in that certain Agreement for the Sale and Purchase of all of the share quotas in tele.ring Telekom Service GmbH, all of the Partnership Interest in tele.ring Telekom Service GmbH & Co. KEG and for the Call Option Regarding the Sale and Purchase of all of the share quotas in Mannesmann 3G Mobilfunk GmbH dated May 4, 2001 among Mannesmann Eurokom GmbH, EKOM Telecommunications Holding AG and EHG Einkaufs- und Handels GmbH (the "Share Purchase Agreement" provided that in the event that Borrower does not request an Advance on the Closing Date, the First Drawdown Date shall be the date of the first Advance;

"INTEREST PERIOD" means, in relation to an Advance, each period for the calculation of interest in respect of the Advance ascertained in accordance with Clause 5.2;

"INTEREST RATE" means, in respect of any Interest Period, Euribor (as the same may change from time to time) plus 3.5% per annum;

"LOAN" means the borrowing made under the Facility or (as the context requires) the principal amount of that borrowing outstanding at any relevant time;

"LIQUIDATION" means an orderly, voluntary winding up of the Borrower in accordance with Sections 89 et seq. Austrian Act on Limited Liability Companies;

"MATERIAL ADVERSE EFFECT" means any effect or change which is reasonably likely materially and adversely to affect:

(a) the ability of the Borrower to comply with its payment obligations and/or any of its other material obligations hereunder; and/or

(b)  the validity or enforceability of this Agreement;

"PERMITTED ENCUMBRANCE" means lien, interest or encumbrance granted in connection with an obligation described in part (a) of the definition of Permitted Indebtedness or any mechanic's lien, tax lien or other lien arising by operation of law provided the same is discharged in the ordinary course of business;

"PERMITTED INDEBTEDNESS" means any indebtedness:

(a) incurred in the ordinary course of business in connection with any vendor or other purchase money financing;


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

(b) incurred in connection with a sale/lease back transaction on commercially reasonable terms;

(c)  consistent with the representation and warranty expressed in Section 8.1.3.

"POTENTIAL EVENT OF DEFAULT" means any event set forth in Clause 11.1 which may become (with the passage of time or the giving of a notice) an Event of Default; and

"REPAYMENT DATE" means each of July 1, 2004, July 1, 2005 and July 1, 2006 or, if a liquidation has been commenced within 90 days after the First Drawdown Date, the tenth (10th) anniversary of the First Drawdown Date.

1.2 HEADINGS

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.3 INTERPRETATION

Any reference in this Agreement to:

an "AFFILIATE" means any person controlled by, who controls or who is under common control with another person;

"CONTINUING", in relation to an Event of Default, shall be construed as a reference to an Event of Default which has not been waived in accordance with the terms hereof and, in relation to a Potential Event of Default, one which has not been remedied within the relevant grace period or waived in accordance with the terms hereof;

"EURIBOR" means the rate for six month Euro deposits which appears on the display designated on page EURIBOR 01 on the Reuters Service (or such other page or service as may be equivalent to it for the purpose of displaying interbank offered rates of major banks for every day it is in the Euro-Zone);

"EURO" or "E" means the single currency of the European Monetary Union as constituted by the Treaty on the European Union and as referred to in EMU legislation;

a "HOLDING COMPANY" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

"INDEBTEDNESS" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a "LAW" shall be construed as any law (including common or customary law), statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order or any other legislative measure of any supranational, national or local government, statutory or regulatory body or court;


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

the "LENDER" or the "BORROWER" shall be construed so as to include its and any subsequent successors and permitted transferees in accordance with their respective interests;

a "MONTH" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that:

(a) if any such numerically corresponding day is not a Banking Day, such period shall end on the immediately succeeding Banking Day to occur in that next succeeding calendar month or, if none, it shall end on the immediately preceding Banking Day (save when determining an Annual Quarter);

(b) if there is no numerically corresponding day in that next succeeding calendar month, that period shall end on the last Banking Day in that next succeeding calendar month;

(and references to "MONTHS" shall be construed accordingly);

a "PERSON" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

"REPAY" (or any derivative form therefrom) shall, subject to any contrary indication, be construed to include "PREPAY" (or, as the case may be, the corresponding derivative form thereof);

"TAX" shall be construed so as to include any tax, levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

"VAT" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time; and

1.4 AGREEMENTS AND STATUTES

Any reference in this Agreement to:

(a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

(b) a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.

2.      THE FACILITY

2.1 The Lender, upon the terms and subject to the conditions hereof, and relying upon each of the representations and warranties in Clause 8, agrees to make available to the Borrower a term loan facility of up to E330,000,000. The claims of the Lender against the Borrower under this Agreement will rank at least pari passu with the claims of all its other unsecured creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

        Subject to Sections 3 and 4, the Lender shall make available Advances to the Borrower for Drawdown in the aggregate amounts set forth below on the date or during the periods indicated, less any prior Advances made:



                                                   Maximum Total Commitment

       --------------------------------------- ---------------------------------
       First Drawdown Date:                    E75,000,000
       --------------------------------------- ---------------------------------
       On or after October 1, 2001             E150,000,000
       --------------------------------------- ---------------------------------
       On or after January 1, 2002             E200,000,000
       --------------------------------------- ---------------------------------
       On or after April 1, 2002               E250,000,000
       --------------------------------------- ---------------------------------
       On or after July 1, 2002                E300,000,000
       --------------------------------------- ---------------------------------
       On or after October 1, 2002, but        E330,000,000
       before April 1, 2003
       --------------------------------------- ---------------------------------

        which Advances shall be used for the purposes described in or contemplated by the Business Plan. The Borrower agrees to apply all amounts raised by it hereunder in or towards satisfaction of the purposes of the Business Plan and the Lender shall not be obliged to concern itself with such application.

2.2 Notwithstanding anything contained in this Agreement to the contrary, upon the filing of a notice of Liquidation the entire undrawn portion of the E330,000,000 Facility shall become available to the Borrower provided such notice of Liquidation has been filed on or before October 1, 2001. Borrower may at any time or from time to time after filing such notice request Advances through the tenth anniversary of the First Drawdown Date up to the aggregate amount of the undrawn portion of the Commitment, provided that Borrower shall provide evidence reasonably satisfactory to the Lender that the Advance is being requested in order to pay bona fide liabilities of or claims against the Borrower or to maintain a cash balance of up to E5,000,000.

3.      THE CONDITIONS

3.1 DOCUMENTS AND EVIDENCE

The obligation of the Lender to make its Commitment available shall be subject to the condition that the Lender, or its duly authorised representative, shall have received each of the documents and evidence specified in Schedule 2, in each case, in form and substance reasonably satisfactory to the Lender.

3.2 DRAWDOWN CONDITIONS

The obligation of the Lender to make an Advance is subject to the further conditions that at the date of receipt by it of each Drawdown Request and (except in the case of Clause 3.2.6) on each Drawdown Date:


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


3.2.1 the representations and warranties set out in Clause 8 are true and correct in all material respects on and as of each such date as if made with respect to the facts and circumstances existing at each such date;

3.2.2 no Event of Default or Potential Event of Default shall have occurred and be continuing or would result from the making of the Advance; and

3.2.3 on a pro forma basis assuming receipt of the Advance requested in the Drawdown Request, no insolvency or debt recomposition proceedings within the meaning of Sections 63 et seq. Konkursordnung (Austrian Bankruptcy
        Code) and Sections 1 et seq. Ausgleichsordnung (Austrian Settlement and Recomposition of Debts Act) have been filed or should have been filed with respect to the Borrower's assets.

3.2.4 the Lender shall not be obliged to make Advances in excess of the amounts set forth in Clause 2., unless the Borrower has filed a notice of liquidation or the Borrower can produce evidence, reasonably satisfactory in form and substance to the Lender, to the effect that Advances in excess of such amounts are required to meet its objectives under the Business Plan;

3.2.5   it shall be lawful for the Lender to make the Advance as requested;

3.2.6 as a condition to the Advance on the First Drawdown Date only, the Borrower shall provide documentary evidence to Lender in a manner satisfactory to Lender that it is a 100% owned subsidiary of EHG Einkaufs- und Handels GmbH and conditions 3.2.1 through 3.2.5 shall not apply to the Advance to be made on the First Drawdown Date.

3.3  ADDITIONAL DRAWDOWN CONDITIONS

In case the aggregate Advances drawn under the Facility amount to more than E250,000,000 (Euro two hundred fifty million) or a further Advance would bring the total amount of the Loan to an amount of more than E250,000,000 (Euro two hundred fifty million), Lender's obligation to make an Advance in excess of an aggregate amount of E250,000,000, unless such Advance is for the Liquidation of the Borrower and Borrower has issued a notice of liquidation, shall be subject to the further conditions that at the date of receipt by it of each Drawdown Request and on each Drawdown Date:

3.3.1 50 per cent of the shares in Borrower have been pledged to the Lender in order to secure the Loan, such pledge ranking senior to any other pledge or encumbrance;

3.3.2 all interest accrued prior to such Drawdown Request has been paid to the Lender in full;

3.3.3 Lender has received and approved of an updated business plan of Borrower. Lender will not unreasonably withhold approval of such updated business plan.


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

3.4 WAIVER OF CONDITIONS PRECEDENT

The conditions specified in Clauses 3.1, 3.2 and 3.3 are inserted solely for the benefit of the Lender and may be waived by it in whole or in part in its sole discretion and with or without conditions.

4.    DRAWING UNDER THE FACILITY

4.1 DRAWING

4.1.1 Subject to the terms and conditions of this Agreement and Clause 4.1.3 an Advance shall be made to the Borrower on the Drawdown Date if:

        (a) not more than ten and not less than seven Banking Days before the proposed Drawdown Date, the Lender has received a duly completed Drawdown Request;

        (b) the proposed date for the making of the Advance is a Banking Day within the Commitment Period;

        (c) the proposed date for making the Advance is not less than seven Banking Days after the date upon which the previous Advance (if any) was made;

        (d) in respect of the date or period in which the Drawdown Date for the proposed Advance will occur, there will not have been, inclusive of such proposed Advance, Advances in aggregate greater than the amounts set forth in Clause 2.

4.1.2 To the extent that the Facility is not drawn down in full by April 1, 2003 and if no Liquidation has been commenced, any undrawn portion of the Commitment shall thereupon be automatically reduced to zero and cancelled.

4.1.3 Notwithstanding anything to the contrary provided in this Agreement other than Clause 3.2.6 the first Advance in the amount of E75 million shall be made on the First Drawdown Date.

5.    INTEREST AND INTEREST PERIODS

5.1 INTEREST ON THE LOAN

Interest shall accrue on the Loan in respect of each Interest Period at the Interest Rate and shall be paid by the Borrower on each Repayment Date with respect to the Advances being repaid on such Repayment Date and otherwise in accordance with the terms hereof.

5.2 INTEREST PERIODS FOR THE LOAN

The duration of each Interest Period shall be the time period between drawdown of an Advance and the respective Repayment Date as contemplated by Clause 6.

5.3 INTEREST ON OVERDUE AMOUNTS


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


If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this Clause 5.3) on its due date for payment under this Agreement, the Borrower shall pay interest on such sum from the due date up to the date of actual payment (as well after as before judgment) at the Interest Rate plus two per cent per annum.

6. REPAYMENT, PREPAYMENT AND CANCELLATION

6.1 REPAYMENT OF THE FACILITY

The Borrower shall repay the Loan in installments on each Repayment Date:

(a) an amount such that the Loan is reduced by one third of the amount of the Loan outstanding on the Commitment Termination Date; plus

(b) interest accrued on the principal amount of Loan being repaid on that Repayment Date.

6.2 OPTIONAL PREPAYMENT OF LENDER

The Borrower may, if it has given to the Lender not less than 10 Banking Days' prior notice to that effect (without premium or penalty), prepay the Loan in whole or part (being in a principal amount of E25,000,000 or any larger sum which is an integral multiple of a principal E10,000,000) on the date designated by Borrower in such notice, together with interest accrued on the amount so prepaid. Borrower shall use commercially reasonable endeavours to refinance the Facility within 6 months from the First Drawdown Date.

6.3 PREPAYMENTS GENERALLY

6.3.1 No prepayment may be made pursuant to this Clause 6 unless the Borrower shall have given the Lender at least 10 Banking Days prior notice specifying the proposed date of the prepayment and the amount to be prepaid. Every such notice shall be effective only on actual receipt by the Lender, shall be irrevocable and shall oblige the Borrower to make the relevant prepayment on the date specified.

6.3.2 No amount prepaid may be reborrowed. Any amount prepaid in respect of the Facility shall be applied in reduction of the remaining repayment installments of the Loan in inverse order of maturity.

6.3.3 All prepayments shall be made together with (to the extent these relate to the amounts prepaid) (a) accrued interest to the date of prepayment;
        (b) any additional amounts payable under Clauses 12. to 14. (inclusive); and (c) all other sums payable by the Borrower to the Lender under this Agreement including, without limitation amounts payable under Clause 13.1.

6.3.4 The Borrower may not make any prepayments in respect of the Facility save as expressly provided in this Agreement.


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

7. SUBORDINATION

The Lender hereby agrees that this Facility and the Loan made hereunder is subordinate in all respects to the amount paid for any additional shares of capital stock of Borrower issued after the First Drawdown Date which by their terms are senior to this Facility, in an amount not to exceed E300 million.

8. REPRESENTATIONS AND WARRANTIES

8.1 The Borrower represents and warrants to the Lender that, on each Drawdown Date and on the last day of each Interest Period:

8.1.1 it is a corporation duly organised under the laws of Austria with power to enter into this Agreement and to exercise its rights and perform its obligations hereunder including to borrow and all corporate and other action required to authorise its execution of this Agreement and its performance of its obligations hereunder has been duly taken and no limitation on its powers to borrow will be exceeded as a result of this Agreement;

8.1.2 this Agreement when executed and delivered by it will constitute its valid, legally binding and enforceable obligations in accordance with their respective terms;

8.1.3 under the laws of Austria of organization in force at the date of this Agreement, the claims of the Lender against it under this Agreement will rank at least pari passu with the claims of all its other unsecured creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application;

8.1.4 all acts, conditions and things required to and capable of being done, fulfilled and performed by Borrower in order (a) to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Agreement, (b) to ensure that the obligations expressed to be assumed by it in this Agreement are legal, valid and binding and (c) to make this Agreement admissible in evidence in Austria have been done, fulfilled and performed;

8.1.5   no Event of Default has occurred and is continuing;

8.1.6 it has complied in all material respects with all applicable laws and regulations binding in each of the jurisdictions in which it is incorporated and/or carries on business and there is no material decree or judgment of any Government Entity of any such jurisdiction outstanding against it;

8.1.7 every material consent, authorisation, licence or approval required by it to ensure compliance by the Borrower with Clause 9.2.3 has been obtained or made and is in full force and effect and there has been no material default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;


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

8.2 Notwithstanding anything contained in this Clause 8., no representation or warranty shall be deemed to be made by Borrower with respect to a fact, event or circumstance, which arose or existed prior to the first Drawdown Date even though said fact, event or circumstance continues after the first Drawdown Date.

9. FINANCIAL AND INFORMATION COVENANTS

9.1 FINANCIAL INFORMATION

9.1.1 The Borrower shall within 90 days after the end of each quarter of each of its financial years deliver to the Lender a certificate of Arthur Andersen or other reputable accounting firm or a reputable independent third party advisor reasonably acceptable to the Lender to the effect that no Event of Default has occurred and is continuing as of such date.

9.1.2 The Borrower shall deliver the financial statements audited by an internationally recognized firm of accountants required to be filed by
        Section 277 and Section 221 HGB (Austrian Commercial Code) to the Lender at the same time as they are required to be filed. If no such financial statements are so required to be filed, then the Borrower shall deliver its financial statements for such year to the independent certified public accounting firm that is preparing an audit report with respect to the Lender's financial statements, provided that such accounting firm has provided to the Borrower an agreement in form reasonably satisfactory to the Borrower to keep confidential and not to disclose to any person, including without limitation the Lender or any affiliate of the Lender, the Borrower's financial statements or any portion thereof, except as necessary to justify the adjustment of the value of the Loan made pursuant to this Agreement on the books of the Lender.

9.2 GENERAL UNDERTAKINGS

The Borrower undertakes that:

9.2.1 Use of proceeds: it will use the Loan exclusively for the purposes described in or contemplated by the Business Plan;

9.2.2 Consents etc. relating to this Agreement: it will obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every material consent, authorisation, licence or approval of any Government Entity and do, or cause to be done, all other acts and things, which may from time to time be required under applicable law in order, in each case, for the obligations expressed to have been assumed by it under this Agreement to be or to continue to be valid, legally binding and enforceable;

9.2.3 Compliance with consents etc. relating to the business in accordance with the Business Plan: it will obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every law, regulation, agreement, licence and concession material to the carrying on of its business as it is being carried on at, or is contemplated by this Agreement or the Business Plan;

9.2.4 Tax returns: it will file or cause to be filed all tax returns required to be filed in all jurisdictions in which it is situated or carries on business or is otherwise subject to taxation prior to any penalties being incurred and pay all taxes shown to be due and payable on such returns or any assessments made against it prior to penalties being incurred unless the liability to pay such taxes is the subject of a bona fide dispute and it is maintaining adequate reserves in respect of such liability.

9.3 Notwithstanding anything contained in this Clause 9., no covenant or undertaking shall be deemed to be made by Borrower with respect to a fact, event or circumstance which arose or existed prior to the first Drawdown Date even though such fact, event or circumstance still exists.

9.4 Lender's Covenant: Lender covenants and agrees that until July 1, 2006 neither it nor any member of the Vodafone Group of companies shall initiate or cause any other person to initiate bankruptcy or other insolvency proceedings against Borrower.

10. NEGATIVE COVENANTS

The Borrower undertakes that it shall not, without the prior written consent of the Lender:

10.1 create or permit to subsist any encumbrance over all or any part of its present or future undertaking, assets, rights or revenues other than a Permitted Encumbrance;

10.2 make any loans, grant any credit or give any guarantee or indemnity to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person other than in the routine ordinary course of its business;

10.3 sell, lease, convey, assign, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), all or any part of its assets, undertakings, rights or revenues, other than in accordance with or as contemplated by the Business Plan or in connection with the incurrence of Permitted Indebtedness;

10.4 carry on any business other than as described in or contemplated by the Business Plan;

10.5 own any material assets other than assets generally required to operate its business in accordance with the Business Plan;

10.6 incur any liabilities other than Permitted Indebtedness or liabilities in accordance with or contemplated by the Business Plan;

10.7 pay, declare, or make any distribution, dividend or similar payment to any of its shareholders other than management fees equal to 150% of the costs incurred in rendering services related thereto, which do not exceed in the aggregate E3,500,000 per year.

10.8 Notwithstanding anything contained in Clause 10., no covenant or undertaking shall be deemed to be made by Borrower with respect to a fact, event or circumstance that arose or existed before the First Drawdown Date even though such fact, event or circumstance still exists.

10.9 All sales or other dispositions of significant assets of Borrower shall be on terms at least as favourable to the Borrower as it could obtain in an arm's-length transaction.

11. POTENTIAL EVENTS OF DEFAULT

11.1 POTENTIAL EVENTS OF DEFAULT

For the purposes of this Agreement, each of the following shall constitute a Potential Event of Default provided the same would have a Material Adverse Effect;

11.1.1 Non-payment: the Borrower fails to pay any sum due from it under this Agreement, in the currency and in the manner specified herein (including any stamp duties, costs, taxes, etc.); or

11.1.2 Breach of covenant: The Borrower commits any breach or omits to observe any of its obligations pursuant to Clauses 9. and 10. hereunder; or

11.1.3 Breach of representation: any representation, warranty or written statement made by the Borrower in this Agreement or in any notice or other document, certificate or written statement delivered by it pursuant thereto or in connection therewith is, or proves to have been, materially incorrect or misleading when made; or

11.1.4 Borrower change of control: Western Wireless International Corporation, a Delaware corporation, ceases to own and/or control directly or indirectly at least a majority of the issued voting shares of the Borrower.

11.2    ACCELERATION

The Lender may, without prejudice to any of its other rights, at any time after the happening of an Event of Default and so long as the same is continuing or if at any time it becomes unlawful for the Lender to perform or comply with any or all of its obligations under this Agreement and following 180 days notice to the Borrower of the commencement of the unlawfulness, by notice to the Borrower declare that:

11.2.1 the obligations of the Lender to make the Facility available shall be terminated whereupon the Commitment shall be reduced to zero forthwith; and/or

11.2.2 the Loan and all interest and fees and all other sums payable to the Lender under this Agreement have become due and payable on demand, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

11.3  DEMAND BASIS

If the Loan has become due and payable on demand pursuant to Clause 11.2.2, the Lender shall by written notice to the Borrower call for repayment of the Loan on such date as may be specified in such notice whereupon, the Loan shall become due and payable on the date so specified together with all interest accrued and all other sums payable by the Borrower under and in connection with this Agreement.

12.   PAYMENTS AND CALCULATIONS

12.1  PAYMENTS BY BORROWER; NO SET-OFF OR COUNTERCLAIM

All payments to be made by the Borrower under this Agreement shall be made in full, without any set-off or counterclaim whatsoever and free and clear of any taxes, deductions or withholdings, in Euro (except for costs, charges or expenses, which shall be payable in the currency in which they are incurred) on the due date to account of Lender (at such bank as the Lender may from time to time specify for this purpose).

12.2  NON-BANKING DAYS

When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be postponed to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

12.3  BANK ACCOUNTS

The Lender shall maintain, in accordance with its usual practices, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under this Agreement including a control account showing the utilisation of the Facility and other sums owing by the Borrower under this Agreement and all payments in respect thereof made by the Borrower from time to time.

12.4  CALCULATIONS

All interest and other payments of an annual nature under this Agreement shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year. In calculating the actual number of days elapsed in a period which is one of a series of consecutive periods with no interval between them or a period on the last day of which any payment falls to be made in respect of such period, the first day of such period shall be included but the last day excluded.

13.   INDEMNITIES

13.1  MISCELLANEOUS INDEMNITIES

Except as provided in clause 17.4, the Borrower shall within five Banking Days of demand indemnify the Lender, without prejudice to any of the Lender's other rights under this Agreement, against any reasonable cost, claim, expense (including legal fees) or any liability or any loss, together with any VAT on any of them, whether or not reasonably foreseeable sustained or incurred by it as a consequence of:

(a) any Potential Event of Default in payment by the Borrower of any sum under this Agreement when due; or

(b)     the occurrence of any other Event or Default; or

(c) without prejudice to any other provisions hereof, any stamp duties or similar amounts payable on or in connection with the first E250,000,000 of Advances drawn hereunder.

13.2  CURRENCY OF ACCOUNT; CURRENCY INDEMNITY

No payment by the Borrower under this Agreement which is made in a currency other than the currency ("Contractual Currency") in which such payment is required to be made pursuant to this Agreement shall discharge the obligation in respect of which it is made except to the extent of the net proceeds in the Contractual Currency received by the Lender, as the case may be, upon the sale of the currency so received, after taking into account any commissions and costs of exchange in connection with such sale. For the avoidance of doubt the Lender shall not be obliged to accept any such payment in a currency other than the Contractual Currency nor shall the Lender be liable to the Borrower for any loss or alleged loss arising from fluctuations in exchange rates between the date on which such payment is so received by the Lender and the date on which the Lender effects such sale, as to which the Lender shall (as against Borrower) have an absolute discretion. If any sum due from the Borrower under this Agreement or any order of judgment given or made in relation hereto is required to be converted from the Contractual Currency or the currency in which the same is payable under such order or judgment (the "first currency") into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to obligations hereunder, the Borrower shall indemnify and hold harmless the Lender from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under the indemnity contained in this Clause 13.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement and the term "rate of exchange" includes any commission and costs of exchange payable in connection with the purchase of the first currency with the second currency.

14.   TAXES

14.1  GROSSING-UP FOR TAXES

If at any time the Borrower is required to make any deduction or withholding in respect of taxes from any payment due under this Agreement for the account of the Lender (or if the Lender is required to make any such deduction or withholding from any payment it receives hereunder), the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify the Lender against any losses or costs incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower shall promptly upon request deliver to the Lender any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any such deduction or withholding.

14.2    TAX INDEMNITY

Without prejudice to Clauses 14.1 and 17.2, if the Lender is required to make any payment of or on account of tax on or in relation to any sum received or receivable under this Agreement (including any sum deemed for purposes of tax to be received or receivable by the Lender whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender (excluding taxes or taxation on the overall net income, profits or gains of the Lender imposed in the jurisdiction in which it is located), the Borrower shall, upon demand by the Lender, promptly indemnify the Lender against such loss or liability suffered as a result against such payment or liability together with any interest, penalties, costs and expenses payable or incurred in connection therewith.

15. ASSIGNMENT

15.1 BENEFIT AND BURDEN

This Agreement shall be binding upon, and inure for the benefit of, the Lender and the Borrower and their respective successors.

15.2  NO ASSIGNMENT BY EITHER PARTY

Neither the Borrower nor the Lender may assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

16. NOTICES AND OTHER MATTERS

16.1 ADDRESS FOR NOTICES

Every notice, request, demand or other communication (each a "Communication") under this Agreement shall:

16.1.1 be in writing delivered personally or by first-class prepaid letter (airmail if available) or telefax;

16.1.2 be deemed to have been received in the case of any Communication to the Lender, when actually received at its address or telefax number (marked for the attention of the person specified below or as otherwise notified to the other parties as provided below) for the time being under this Agreement and as regards any Communication to the Borrower, in the case of a letter, when delivered personally or 5 days after it has been put into the post and, in the case of a telefax, when a complete legible copy is received by the addressee (unless the time of despatch of any telefax is after close of business in which case it shall be deemed to have been received at the opening of business on the next business day);

and be sent:

        (a)  to the Borrower at:

             c/o Western Wireless International Corporation
             3650 131st Avenue S.E.,
             Suite 400
             Bellevue, WA 98006
             Attn: Bradley Horwitz
             Telefax: (425) 586-8222

             copy to:

             Friedman Kaplan Seiler & Adelman, L.L.P.
             875 Third Avenue
             New York NY 10022
             Attn: Barry Adelman
             Telefax: (212) 355-6401

        (b)  to the Lender at:

             EKOM Telecommunications Holding AG
             c/o Mannesmann AG
             Mannesmannufer 2
             D-40213 Dusseldorf
             Attn: Christian Sommer
             Telefax: 0049 211 8202888
or to such other address or telefax number as is notified by the Borrower or the Lender, as the case may be, to each other.

16.2  NO IMPLIED WAIVER, REMEDIES CUMULATIVE

No failure or delay on the part of the Lender to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

16.3  ENGLISH TRANSLATIONS

All certificates, instruments and other documents to be delivered under or supplied in connection with this Agreement shall be in the English language or shall be accompanied by a certified English translation upon which the Lender shall be entitled to rely.

16.4  SEVERABILITY

Should any provision of this Agreement be or become wholly or in part invalid or unenforceable, the validity and enforceability of all remaining provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision, which serves best the economic interests of the Parties originally pursued with the invalid or unenforceable provision. The same shall apply in case of an omission in this Agreement.

17.   COSTS AND EXPENSES

17.1 The Borrower shall, from time to time on demand of the Lender, reimburse the Lender for all reasonable costs and expenses (including legal fees) on a full indemnity basis together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Lender under this Agreement and any other document referred to in this Agreement.

17.2 Except as provided in clause 17.4, the Borrower shall pay all stamp, registration and other taxes to which this Agreement, any other document referred to in this Agreement or any judgment given in connection therewith is or at any time may be subject in connection with the first E250,000,000 of Advances drawn under this Agreement, and shall, from time to time on demand of the Lender, indemnify the Lender against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax. The Lender shall pay all stamp, registration and other taxes to which this Agreement, any other document referred to in this Agreement or any judgment given in connection therewith is or at any time may be subject in connection with Advances drawn after the first E250,000,000 of Advances drawn under this Agreement, and shall, from time to time on demand of the Lender, indemnify the Lender against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

17.3 If the Borrower requests any amendment, waiver or consent then the Borrower shall, within five Business Days of demand by the Lender, reimburse the Lender for all reasonable costs and expenses (including legal fees) together with any VAT thereon incurred by the Lender in responding to or complying with such request.

17.4 No original copy of this document shall be brought into Austria unless a legal requirement to do so exists. Any party hereto who either brings its original copy of this document into Austria, or permits its original copy to be so brought into Austria, in violation of the foregoing shall be solely responsible for any and all consequences with respect to Austrian stamp duty legislation and shall indemnify the other party for and against any and all such consequences.

18. CONFIDENTIALITY

18.1 Subject to Clause 18.2, each party hereto shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

18.1.1  the provisions of this Agreement;

18.1.2  the negotiations relating to this Agreement;

18.1.3  the subject matter of this Agreement; or

18.1.4  the other party.

18.2 Any party or any affiliate of any party hereto may disclose information which would otherwise be confidential if and to the extent:

18.2.1  required by the law of any relevant jurisdiction;

18.2.2 required by any securities exchange or regulatory or governmental body to which either party or any affiliate of any party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

18.2.3 disclosed in connection with any suit, action or proceeding relating to the enforcement of its rights hereunder;

18.2.4 disclosed to the professional advisers, auditors and bankers of each party or any affiliate of any party hereto, provided that such persons agree to keep such information confidential except for ordinary and customary exceptions in accordance with the rules of conduct applying to such persons;

18.2.5 the information has come into the public domain through no fault of that party; or

18.2.6 the other party has given prior written approval to the disclosure, such approval not to be unreasonably withheld or delayed, provided that any such information disclosed pursuant to Clauses 18.2.1 through 18.2.4 shall be disclosed only after notice to the other party.

18.3 The provisions of this Clause 18. shall remain operative and in full force and effect regardless of the expiration and term of this Agreement.

19. MISCELLANEOUS

19.1 COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument.

19.2  GOVERNING LAW

This Agreement shall be governed by the laws of Austria.

19.3  DEEMED LOCATION OF PERFORMANCE

The Parties acknowledge that this Agreement shall be deemed to require performance solely within the territory of Germany.

20.   DISPUTE RESOLUTION

20.1 In the event of any dispute, controversy or claim arising out of or in connection with this Agreement (including any schedule or attachment hereto) or the breach, termination or validity of this Agreement, the Parties shall use all reasonable endeavours to resolve the matter on an amicable basis. If one Party serves formal written notice on the other Party or Parties that a material dispute, controversy or claim of such a description has arisen and the Parties are unable to resolve the dispute within a period of thirty (30) days from the service of such notice, then the dispute, controversy or claim shall be referred to the respective senior executives of the Borrowers and the Lender. No recourse to arbitration by one Party against the other Party or Parties under this Agreement shall take place unless and until such procedure has been followed.

20.2 If the senior executives of the Borrower and the Lender shall have been unable to resolve any dispute, controversy or claim referred to them under Clause 20.1 within a period of ten (10) days from referral to the senior executives, that dispute, controversy or claim shall be referred to and finally settled by arbitration under and in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with those rules. The place of arbitration shall be Zurich, Switzerland. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

20.3 The Parties hereby waive any rights of application and appeal to any court or tribunal of competent jurisdiction (including without limitation the courts of

        Germany, Austria, Switzerland, and England) to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made except for actions relating to enforcement of the arbitration agreement or an arbitral award and except for actions seeking interim or other provisional relief in aid of arbitration in any court of competent jurisdiction.






IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.




BORROWER

SIGNED for and on behalf of                 )
TELE.RING TELEKOM SERVICE GmbH              )
by: /s/                                     )






LENDER

SIGNED for and on behalf of                 )
EKOM TELECOMMUNICATIONS HOLDING AG          )
by: /s/                                     )

                                   SCHEDULE 1

                            FORM OF DRAWDOWN REQUEST



From:   [Borrower]

To:     [Lender]

Dated:

Dear Sirs,

1. We refer to the agreement (the "AGREEMENT") dated [ ] 2001 made between [Borrower] as borrower, and [Lender] as Lender. Terms defined in the Loan Agreement shall have the same meaning in this notice.

2.      This notice is irrevocable.

3. We hereby give you notice that, pursuant to the Agreement and on the [date of the proposed Advance], we wish to borrow an Advance of E[ ] upon the terms and subject to the conditions contained therein.

4. We confirm that, as at the date hereof, no Event of Default or Potential Event of Default has occurred and is continuing or would occur as a result of the making of the proposed Advance.

5. The proceeds of this drawdown should be credited to [insert account details].

Yours faithfully,



 ..............................

Authorised Signatory

for and on behalf of

[Borrower]





Attachment: Schedule of proposed expenditures

                                   SCHEDULE 2

                              CONDITIONS PRECEDENT

1.      In relation to the Borrower:

        (a) a copy, certified as at the date of this Agreement or a true and up-to-date copy by an authorised signatory of the Borrower, of the articles of association of the Borrower;

        (b) a copy, certified as at the date of this Agreement or a true and up-to-date copy by an authorised signatory of the Borrower, of a board resolution of the Borrower approving the execution, delivery and performance of the Agreement and the terms and conditions thereof and authorising a named person or persons to sign the Agreement and any documents to be delivered by the Borrower pursuant thereto;

        (c) a certificate of an authorised signatory of the Borrower setting out the names and signatures of the persons authorised to sign, on behalf of it, the Agreement and any documents to be delivered by the Borrower pursuant thereto; and

        (d) a certificate of an authorised signatory of the Borrower confirming that utilisation of the Facility would not breach any restriction on its borrowing powers.


A binding declaration signed by one or more authorised signatories of the Borrower confirming that any amount drawn under this Agreement will be spent exclusively for purposes consistent with the Business Plan.

                                   SCHEDULE 3

                                  BUSINESS PLAN



The construction, operation and management of all or any of the following businesses within Austria:

(a)     a mobile telecommunications business;

(b)     a fixed line telecommunications business; and

(c)     an Internet service business;

provided that such business activities may include from time to time (i) the expansion and/or contraction of any such business or businesses, (ii) the purchase and/or sale of assets relating to any such business or businesses,
(iii) all costs and expenses including but not limited to professional fees associated with the investigation, negotiation and execution of this Agreement and Share Purchase Agreement and (iv) the Liquidation of the Borrower if commenced on or before October 1, 2001; and with respect to the implementation of the foregoing activities the raising of funds related thereto. Prior to full repayment of the Loan and all accrued interest, Borrower will make no acquisitions of other such businesses or engage in transactions with similar effect without Lender's approval. Lender shall not unreasonably withhold its approval.